Filed Pursuant to Rule 433

Registration Statement No. 333- 270605

June 9, 2025

AMPHENOL CORPORATION

Final Term Sheet

June 9, 2025

Issuer:	Amphenol Corporation (the “Company”)
Expected Ratings (Moody’s / S&P)*:	A3 / A- (Stable / Stable)
Trade Date:	June 9, 2025
Settlement Date**:	June 12, 2025 (T+3)
4.375% Senior Notes due 2028
Principal Amount:	$750,000,000 (the “Notes”)
Maturity Date:	June 12, 2028
Coupon (Interest Rate):	4.375%
Price to Public:	99.911% of the principal amount
Yield to Maturity:	4.407%
Benchmark Treasury:	3.750% due May 15, 2028
Spread to Benchmark Treasury:	+43 bps
Benchmark Treasury Price and Yield:	99-12; 3.977%
Interest Payment Dates:	June 12 and December 12, commencing December 12, 2025
Redemption Provision:	Prior to the Par Call Date, the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points, less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Company may redeem the Notes, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.
Par Call Date:	May 12, 2028 (one month prior to the maturity date)
CUSIP/ISIN:	032095 AT8/US032095AT89
Concurrent Offering:	Substantially concurrently with or shortly after this offering, the Company expects to launch an offering (the “concurrent offering”) of euro-denominated senior notes (the “Euro Notes”). The actual aggregate principal amount of the Euro Notes expected to be offered has not yet been determined and will depend on, among other things, the aggregate principal amount of Notes to be issued in this offering and market conditions. The concurrent offering is being made by means of a separate prospectus supplement and not by means of the prospectus supplement to which this pricing term sheet relates. This communication is not an offer of any securities of the Company other than the Notes to which this pricing term sheet relates. The concurrent offering may not be completed, and the completion of the concurrent offering is not a condition to the completion of the offering of the Notes to which this pricing term sheet relates or vice versa.

Other Information
Joint Book-Running Managers:	Citigroup Global Markets Inc. Mizuho Securities USA LLC TD Securities (USA) LLC Barclays Capital Inc. BNP Paribas Securities Corp. Commerz Markets LLC Goldman Sachs & Co. LLC
Senior Co-Managers:	HSBC Securities (USA) Inc. J.P. Morgan Securities LLC
Co-Managers:	Loop Capital Markets LLC Siebert Williams Shank & Co., LLC Standard Chartered Bank U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The Notes will be ready for delivery in book-entry form only through the facilities of DTC for the accounts of its participants, including Euroclear Bank SA/NV, as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about June 12, 2025, which is the third business day following the date of pricing of the Notes (such settlement cycle being referred to as “T+3”). You should be advised that trading of the Notes may be affected by the T+3 settlement. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is one business day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Mizuho Securities USA LLC toll-free at 1-866-271-7403 and TD Securities (USA) LLC toll-free at 1-855-495-9846.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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